news release

Zi Corporation to Showcase Text Input Solutions
at Japan’s Symbian Summit in Tokyo

CALGARY, AB, July 8, 2008 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC) (the "Company" or "Zi"), a leading innovator of usability solutions for mobile search, input and advertising, today announced it will be showcasing its innovative, multi-language text entry portfolio at the Symbian Summit Tokyo 2008 on July 17, as it continues to expand its Asian market presence.

Zi will be demonstrating its text entry solutions, eZiText™ and eZiType™ along with its award-winning handwriting recognition solution Decuma™ for the Japanese mobile market. The Symbian Summit will take place at the Westin Hotel Tokyo (Meguro-ku, Tokyo), where Zi input products for S60 3rd edition devices will be on display.

Zi has already licensed its solutions to several major mobile players in Japan, including Kyocera, Sanyo, Nintendo and Hitachi. This comes on the heels of our continued successes in China with new and existing licensees, including global manufacturers ZTE and Lenovo. Now the company is looking to target Japanese operators, OEMs, and other mobile product manufacturers at the Symbian event, with its most advanced text input solution yet.

Milos Djokovic, President and CEO of Zi Corporation said, "Zi has enjoyed some major successes in Asia over the past year and many OEMs are seeing the advantages of using our highly integrated predictive text and handwriting recognition solutions coupled with our vast selection of language databases.

"The Symbian Summit provides us with an opportunity to show the Japanese market what Zi has to offer manufacturers using the Symbian platform be it UIQ or S60 and why we are one of the world’s leading providers of SMS solutions."

To arrange an interview or if you would like to meet with Zi Corporation at the Symbian Summit Tokyo 2008, please contact Masami Suzuki at +81 3 5456 5745 or email msuzuki@zicorp.com.

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit zicorp.com.

This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are trademarks of Zi and/or its subsidiaries. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

BCS PR
Emma Tagg
emma@bcspr.co.uk
+44 (0) 115 948 6901

CAMERON Associates
Al Palombo
al@cameronassoc.com
+1 (212) 245 8800